Sue Veres Royal

Chief Executive Officer

178 Columbus Ave., P.O. Box 231143

New York, NY 10023

Telephone: 202-302-6703

October 05, 2020

United States Security & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: The BeBop Channel Corporation Georgia Qualification Reg A Tier 1

CIK No. 0001814102

Ladies and Gentlemen:

I, Susan Veres, the Chief Executive Officer of The BeBop Channel Corporation (the “Registrant”) , represent that this offering has been qualified by the State of Georgia. The relevant document within this offering can be found under Exhibit 14.

Sincerely,

The BeBop Channel Corporation

By:

/s/ Susan Veres

Susan Veres (Sue Veres Royal)

Chief Executive Officer